Exhibit 99.1

Cash Store Financial Announces Cease Trade Order Issued by Alberta Securities Commission

EDMONTON, May 31, 2014 /CNW/ - The Cash Store Financial Services Inc. ("Cash Store Financial" or the "Company") announced today that a Cease Trade Order (the "Cease Trade Order") was issued on May 30, 2014 by the Alberta Securities Commission due to the Company failing to file interim unaudited financial statements, interim management's discussion and analysis, and certification of interim filings for the period ended March 31, 2014, (collectively, the "Continuous Disclosure Documents") pursuant to section 146 of the Securities Act (Alberta). Per the terms of the Cease Trade Order, all trading in the Company's securities has ceased.

As the Company announced on May 16, 2014, its inability to file these materials is attributable to the circumstances of the Company's ongoing court-supervised restructuring process under the Companies' Creditors Arrangement Act ("CCAA"). Cash Store Financial intends to file the Continuous Disclosure Documents as soon as is commercially reasonable, or as requested by the Court, and is committed to completing the restructuring process as quickly and efficiently as is possible.

The Company remains open for business with its branches operating. Further details regarding the Company's CCAA proceedings are available on the Monitor's website at http://cfcanada.fticonsulting.com/cashstorefinancial/.

About Cash Store Financial

Cash Store Financial operates 506 branches across Canada under the banners "Cash Store Financial" and "Instaloans". Cash Store Financial also operates 27 branches in the United Kingdom.

Cash Store Financial is a Canadian corporation that is not affiliated with Cottonwood Financial Ltd. or the outlets Cottonwood Financial Ltd. operates in the United States under the name "Cash Store". Cash Store Financial does not do business under the name "Cash Store" in the United States and does not own or provide any consumer lending services in the United States.

Forward Looking Statements:

This news release contains certain forward-looking statements about the objectives, strategies, financial conditions, results of operations and businesses of Cash Store Financial. Statements that are not historical facts are forward-looking and are subject to important risks, uncertainties and assumptions. These statements are based on our current expectations about our business, and upon various estimates and assumptions. The results or events predicted in these forward-looking statements may differ materially from actual results or events if known or unknown risks, trends or uncertainties affect our business, or if our estimates or assumptions turn out to be inaccurate. As a result, there is no assurance that the circumstances described in any forward-looking statement will materialize. Significant and reasonably foreseeable factors that could cause our results to differ materially from our current expectations, include, but are not limited to, any decision of the Ontario Superior Court of Justice in the CCAA proceedings that is adverse to Cash Store Financial, the inability of Cash Store Financial to fulfill the conditions to funding under any DIP financing agreement to be entered into by Cash Store Financial, and other factors that could affect Cash Store Financial's ability to continue its operations during the CCAA proceeding, including the factors that are discussed in the section entitled "Risk Factors" contained in our Annual Information Form for the year ended September 30, 2013 dated December 11, 2013 filed by The Cash Store Financial with the Canadian securities commissions (available on SEDAR at www.sedar.com ), as updated in our most recent Management's Discussion and Analysis for the three months ended December 31, 2013. Unless required by law, we disclaim any intention or obligation to update any forward-looking statement even if new information becomes available, as a result of future events or for any other reason.

SOURCE The Cash Store Financial Services Inc.

%CIK: 0001490658

For further information:

William Aziz
Chief Restructuring Officer
baziz@bluetreeadvisors.com

Media:

Joel Shaffer
Longview Communications
416-649-8006

CO: The Cash Store Financial Services Inc.

CNW 14:14e 31-MAY-14